

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2013

<u>Via E-mail</u>
Dina Moskowitz
Chief Executive Officer
SaaSMax, Inc.
7770 Regents Road
Suite 113-129
San Diego, California 92122

      Re: **SaaSMax, Inc.**
                Item 4.01 Form 8-K
                Filed January 28, 2013
                File No. 000-54504

Dear Ms. Moskowitz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 8-K filed on January 28, 2013</u>

1. Please amend your Form 8-K to comply with the disclosure requirements in Item 304(a)(1) of Regulation S-K. In addition, please include an Exhibit 16 letter from the former accountant referencing the revised Form 8-K.

2. Please clarify if a review was completed on your Form 10-Q for the nine months ended September 30, 2012. If the review was not performed by a registered public accounting firm, the Form 10-Q is considered substantially deficient and not timely filed, and you must revise your Form 10-Q to include the following disclosures:

- Identify the report as deficient;

- Label the columns of the financial statements as "not reviewed"; and

- Describe how the registrant will remedy the deficiency.

When the review is completed by a registered accounting firm, you must file an amendment to remove the references to the deficiency and the financial statements as "not reviewed."

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Morgan Youngwood, Staff Accountant, at (202) 551-3479. If you require further assistance, do not hesitate to contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief